UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
September 2, 2008
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: September 2, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Press Release

Seismic event at Harmony’s Elandsrand Gold Mine
Johannesburg. Saturday, 30 August 2008. Harmony Gold Mining Company Limited (Harmony) regretfully announces that a seismic event, measuring 1.2 on the Richter scale, occurred at the Elandsrand Gold Mine near Carletonville at 9h42 local time and resulted in the death of two mineworkers.
The localised seismic event occurred in the 105/32 W7 panel causing an extensive fall of ground in the panel.
Three persons were trapped by the fall of ground and although they were rescued by their fellow workers with assistance from the Mine Rescue Services, regrettably two have succumbed to their injuries. The third employee sustained multiple injuries and has been admitted to hospital.
The workplace has been stopped until further investigations have been completed.
The names of the deceased persons will be made known once their families have been notified.
Harmony’s Chief Executive Graham Briggs and his management team express their sincere condolences to the families of the deceased and sympathy to those affected by today’s tragic accident.
ends.
Issued by Harmony Gold Mining Company Limited
30 August 2008
For more details contact:
Alwyn Pretorius
Chief Operating Officer
North Region
on +27 (0)82 806 0872
Graham Briggs
Chief Executive Officer
on +27 (0)83 265 0274
or
Amelia Soares
General Manager,
Investor Relations
on +27 11 411 2314 or
+27 (0)82 654 9241
Corporate Office:
Randfontein Gold Mine
P O Box 1
Randfontein
South Africa 1796
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za

JSE:	HAR
NYSE:	HMY
NASDAQ:	HMY
ISIN No.:	ZAE000015228